SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number	333-93399-02

Reef Global Energy II, L.P.

(Exact name of registrant as specified in its charter)

1901 N. Central Expressway Suite 300; Richardson, Texas 75080   (972) 437-6792

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of General Partnership Interest
Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

61 holders of general partnership units; 128 holders of limited partnership units

Pursuant to the requirements of the Securities Exchange Act of 1934, Reef Global Energy II, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Reef Global Energy II, L.P.
BY: Reef Partners, LLC, Managing General Partner

DATE: February 12, 2004	/s/Michael J. Mauceli

BY: Michael J. Mauceli, Manager